McDermott Will & Emery LLP
2049 Century Park East, 34th Floor
Los Angeles, California 90067
(310) 788-4182
aturney@mwe.com

75564-017

VIA EDGAR AND COURIER

May 8, 2007

Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lucy’s Cafe, Inc.
Form SB-2 Registration Statement
File No: 333-140591

Dear Mr. Spirgel:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Act”), on behalf of our client, Lucy’s Cafe, Inc. (the “Company”), is Amendment No. 3 (“Amendment No. 3”) amending the Company’s Registration Statement on Form SB-2, Registration No. 333-140591 (the “Registration Statement”), initially filed with the Commission on February 9, 2007 and updated by Amendment No. 1 filed on April 20, 2007 and Amendment No. 2 filed on May 3, 2007 (“Amendment No. 2”). Amendment No. 3 is marked to show changes made to Amendment No. 2.

Amendment No. 3 is being filed pursuant to discussions with the Staff regarding the above-referenced Registration Statement.

We appreciate your responsiveness and assistance with this Registration Statement. Please do not hesitate to contact the undersigned at (310) 788-4182 or Mark J. Mihanovic at (650) 813-5138 if we can be of assistance.

Respectfully submitted,

/s/ Andrew T. Turney

Andrew T. Turney

Enclosures

cc:	Christine B. Adams Charles Rice